Exhibit 99.1

The Stars Group Announces Mandatory Conversion of Convertible Preferred Shares

TORONTO, June 5, 2018 - The Stars Group Inc. (Nasdaq: TSG; TSX: TSGI) today announced that it has elected to effect the conversion of all of its outstanding convertible preferred shares pursuant to their terms. On May 30, 2018, the common share price and trading volume requirements entitling The Stars Group to mandatorily convert the preferred shares into common shares were met and the effective date of the mandatory conversion date will be July 18, 2018 at the close of business. On such date, all  of the preferred shares outstanding will be converted at a rate of approximately 52.66 common shares per preferred share, resulting in the cancellation of all the preferred shares and termination of all rights associated therewith. Based on the 1,138,978 preferred shares outstanding as of June 5, 2018 and assuming no voluntary conversions prior to the mandatory conversion date, the mandatory conversion would result in the issuance of approximately 59.98 million common shares.

The preferred shares were issued on August 1, 2014 at a subscription price equal to C$24.00 per underlying common share in connection with The Stars Group’s acquisition of its Stars Interactive Group online gaming division and the conversion ratio of such preferred shares has increased at a rate of 3% every six months since issuance, resulting in incremental common shares issuable to the holders thereof upon conversion. No action by the holders of preferred shares is required to effect the mandatory conversion at this time, however holders of preferred shares may elect to voluntarily convert their shares prior to the mandatory conversion date in accordance with the terms of the preferred shares.

About The Stars Group

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group directly or indirectly, including through its Stars Interactive Group division, owns gaming and related consumer businesses and brands, such as PokerStars, PokerStars Casino, BetStars, Full Tilt, and the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK live poker tour and event brands. These brands together have millions of registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these and other brands, also offers non-poker gaming products, including casino and sportsbook. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, Australia, the Americas and elsewhere. In particular, PokerStars is the world's most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including, without limitation, the expected conversion of The Stars Group’s convertible preferred shares into common shares as set forth above. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect

The Stars Group, its subsidiaries, and its and their respective customers and industries. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations, please contact:

Tim Foran
Tel: +1 437-371-5730
ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser
Press@starsgroup.com